January 9, 2003
TSE: CL, NYSE: CLU

Canada Life Enhances its Critical Illness Insurance Product

Toronto, Ontario - The Canada Life Assurance Company (Canada Life™) today announced enhancements to its LifeAdvance critical illness insurance product offering clients more choices, such as protection against four new covered conditions and new return of premium features.

LifeAdvance now offers four new covered conditions: aortic surgery, heart valve replacement, loss of independent existence and illness assist which provides a lump sum benefit of up to $10,000 if the client is diagnosed with any of a select number of pre-determined conditions. LifeAdvance now offers more covered conditions than any other critical illness insurance product in the market today.

"As one of the first major carriers of critical illness insurance in the Canadian market, we are proud to continue the tradition of offering our clients a comprehensive critical illness insurance product focused on their needs," said Joe Wellman, Assistant Vice-president of Living Benefits, Individual Division. "With the recent enhancements to LifeAdvance, we're the first carrier to offer clients 10 and 20-year options for Return of Premium on Withdrawal on a Term 75 plan."

Enhancements also include re-defining covered conditions and opening up claim jurisdictions from Canada only to encompass the United States and any other jurisdiction that Canada Life finds acceptable to better meet the needs of clients who travel outside the country. LifeAdvance now also offers a new Premium Payback at Withdrawal Request or Expiry Benefit on Term to 75 and Premium Payback at Withdrawal Request Benefit on Term to 100 LifeAdvance plans. These new benefits mean that clients have the option to refund and receive some or all of their paid premiums upon cancellation of their LifeAdvance policy.

LifeAdvance critical illness insurance from Canada Life is a unique combination of financial and medical protection. It pays clients a lump sum cash benefit amount of $25,000 to $2,000,000, usually 30 days after the diagnosis of any of the 23 covered conditions. Canada Life also offers the Premier Value discount through LifeAdvance where clients will receive a 10 per cent premium discount if a policy is purchased with three or more co-workers or professional colleagues.

About Canada Life

The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Brazil, Germany, Hong Kong and the Caribbean.

For more information, contact:

Shirley Marth
Senior Marketing Communications Consultant
(416) 597-1440, ext. 6134
shirley_marth@canadalife.com

Ardyth Percy-Robb
Corporate Communications Vice-President
(416) 597-1440, ext. 6104
ardyth_percy-robb@canadalife.com